P.E. 2/4/02

CONFORMED COPY

FORM 6-K

02012894

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FEB 04 2002

FOR FEBRUARY 4, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

PROCESSED

FEB 11 2002

THOMSON FINANCIAL

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F <u>X</u> FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO <u>X</u>

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

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REPSOL YPF, S.A.

TABLE OF CONTENTS

REPSOL YPF

REPSOL YPF COMMUNICATION

On January 31st last, whilst appearing in public, the Chairman and CEO of Repsol YPF was questioned by members of the media on certain aspects of the company he heads.

On this occasion, the Chairman referred to possible circumstances resulting from the present situation in Argentina, which may have a bearing on Repsol YPF financial statements.

The uncertainties of current events in Argentina, and the measures to be eventually adopted and their possible effect on the oil sector, make it impossible for the company to evaluate the impact these may finally have on the balance sheet and profit and loss account for 2001. As a result, a cautious mode of action is in place with respect to the company's investment and cost-cutting schedule for the financial year 2002.

Furthermore, the realistic speech given by Argentina's minister of economy, Mr. Remes Lenicov, and the measures announced yesterday by the Argentine government, such as the free flotation of the peso, partial liberalisation of the "corralito", and the withdrawal of the tax on interests, together with a more rigorous fiscal policy, represent a step towards the orthodox positions of the international organisms, which will undoubtedly benefit both Argentina and the Company.

Repsol YPF plans to publish its 2001 income statement at the end of February, and will then inform the market on the measures taken.

Madrid, February 4th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 4, 2002

By: /s/ Carmelo de las Morenas
Name: Carmelo de las Morenas
Title: Chief Financial Officer